SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST QUARTER 2004 RESULTS

Curitiba, Brazil, March 14, 2004 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the first quarter of 2004. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Revenues totaled R$ 879.6 million – increase of 23.2% against the first quarter of 2003
  Operating Income: R$ 142.0 million
  Net Income: R$ 89.7 million (R$ 0.33 per 1,000 shares)
  Increase in consumption through direct distribution and free customers: 1.4%
  EBITDA: R$ 237.1 million
Management Commentary

“First quarter 2004 results reflect, principally, the reduction in the discount granted to due customers, from January 1 onwards, with a readjustment of 15% on average passed on to tariffs.
In this quarter, we continued to provision the gas purchase for UEG Araucária (R$ 75.0 million).”

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

Copel Investor Relations Department
ri@copel.com
Ricardo Portugal Alves	Solange Maueler Gomide
(55-41) 331-4311	(55-41) 331-4359

www.copel.com

KEY EVENTS

- Net income: Copel recorded a 1Q04 net income of R$ 89.7 million, equivalent to R$ 0.33 per thousand shares.

- Market expansion: Total power consumption throughout COPEL’s direct distribution area, including consumption by unregulated (“free”) customers, grew by 1.4% in the first quarter of 2004.

The power consumption by residential, commercial, and rural customers grew by 0.5%, 5.0%, and 6.4%, respectively. The good performance of the commercial segment is due mainly to the modernization of the commercial sector and to the opening of new commercial businesses.

Industrial consumption throughout COPEL’s concession area dropped by 1.2% compared to the first quarter of 2003 on account of some of the Company’s captive industrial customers having become unregulated (“free”) customers.

- Rate increase: Under ANEEL Resolution 284, effective June 24th, 2003, COPEL Distribution was allowed to increase its power rates for sales to final customers by 25.27%, on average. However, the Company granted electricity bills paid when due a discount equivalent to the rate increase.

As of January 1st, 2004, such discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers still have to pay in full the 25.27% rate increase.

In the context of Copel’s tariff readjustment, ANEEL presented on 4/28/04 the following preliminary readjustment indexes:

- Tariff readjustment index = 8.78%

- X Factor = 1.15%

A public hearing sponsored by ANEEL will take place in Curitiba, on 5/20/04, with the objective to present and discuss the Company’s tariff readjustment proprocess.

- Overdue customers: The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4% of the Company’s 12-month gross revenues. In December, this figure had dropped to 2.6% of the 12-month gross revenues, or R$ 114 million, reaching, on March, R$ 92.1 million (2.3% of Gross revenues). The delinquency rate was calculated by dividing bills overdue by between 15 and 360 days by gross 12-month revenue.

- UEG Araucária: On March 15, 2004, a Court of Law in Paraná (“3ª Vara da Fazenda Pública”) judged to be null and void the clause in COPEL’s agreement with UEG Araucária providing for arbitration and determined that the Brazilian Courts should be the proper venue to resolve any issues arising from the contract. Such decision is grounded on the fact that the arbitration clause had infringed Article 55, § 2°, of the Public Tenders Law (“Lei de Licitações”), which expressly states to be mandatory in such contracts a clause providing that any contractual issues should be solved by the court of law with jurisdiction over the place where the company has its main offices.

- Enercan - Usina Hidrelétrica Campos Novos: In November 2003, COPEL signed a letter of intent to sell all its common shares (16.73%) to ENERCAN’s current partners Companhia Brasileira de Alumínio – CBA and Companhia Níquel Tocantins – CNT. This transaction was submitted to ANEEL and was approved under ANEEL’s Resolution no. 53, dated February 17, 2004. COPEL received for its stake in ENERCAN a down payment of R$ 17.7 million in November 2003 and a final payment of R$ 73.5 million on February 27, 2004.

- Elejor - Centrais Elétricas do Rio Jordão S.A.: On December 18, 2003, COPEL signed a stock purchase agreement with Triunfo Participações to acquire their 30% interest in ELEJOR, thus increasing the Company’s stake from 40% to 70% of the power plant’s common shares. Upon signature, COPEL made a down payment of R$ 7.4 million. According to the agreement, this transaction shall be effective upon approval by ANEEL and by the Council for Economic Law (CADE). COPEL shall then make a final R$ 30 million payment and also make available to Triunfo Participações R$ 2.7 million worth of electric power.

- Debentures: On February 27, 2004, COPEL repurchased its first series of simple debentures, which amounted to R$ 100 million and yielded the DI rate plus 1.75% per annum.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

From January to March 2004, total power consumption in Copel’s direct distribution area and by free customers amounted to 4,712 GWh, an increase of 1.4% over the same period last year. This growth reflects, mainly, the expansion of the commercial (5.0%) and the rural (6.4%) segments. The good performance of the commercial segment is due mainly to the modernization of the commercial sector and to the opening of new commercial businesses in the State. The number of commercial customers increased by 2.4%, totaling 6,122 new connections. The good performance of the rural segment is due to the increase of agricultural goods for export that allowed for the acquisition of electronic equipment, and also to the 3.4% increase in the number of connections in the rural region. The industrial consumption in Copel’s concession area dropped by 1.2% in relation to the first quarter of the previous year, on account of some of the Company’s captive industrial customers having become unregulated (“free”) customers.

In March 2004, Copel had 3,115,224 customers, 2.8% more than in March 2003.

Consumption per Segment

in GWh

Segment	1st Quarter 2004	1st Quarter 2003	Change %

Residential	1,122	1,116	0.5
Industrial	1,727	1,748	(1.2)
Commercial	777	740	5.0
Rural	349	328	6.4
Other	422	413	2.3
Free customers outside the State of Paraná (Industrial)	315	302	4.2

Total	4,712	4,647	1.4

Revenues

Net revenues totaled R$ 879.6 million, a 23.2% increase against the R$ 713.8 million recorded in the first quarter of 2003. This increase reflects: the reduction in the discount granted to due costumers, with a power rate readjustment of 15%, on average, being passed on to customers from 01/01/2004 onwards; market expansion of 1.4% in the period; higher supply revenue due to greater power sales via bilateral contracts; and the increase in revenues for the use of transmission network following the transmission tariff readjustment approved by ANEEL Resolution 307, of June 30, 2003.

Gross Revenue

(R$ thousand)

Revenues	1st Quarter 2004	1st Quarter 2003	Change %

Residential	402,391	334,261	20.4
Industrial	330,816	279,865	18.2
Commercial	225,015	182,823	23.1
Rural	55,782	42,637	30.8
Other segments	88,274	71,948	22.7
Total Retail	1,102,278	911,534	20.9
Supply	104,426	43,860	138.1
Use of Transmission Lines	43,560	26,425	64.8
Telecom	9,500	7,840	21.2
Others	15,206	21,790	(30.2)

Total	1,274,970	1,011,449	26.1

Expenses

From January to March 2004, total operating expenses amounted to R$ 718.1 million, versus R$ 790.3 million recorded in the same period of 2003. The main reasons for the variation were:

  the 14.2% increase in the "personnel” line, chiefly due to pay rises awarded from collective labor agreements in March 2003 (3%) and October 2003 (10%), and hiring of new employees to compensate for the reduction of third parties’ services.
  the increase in the “pension plan and other benefits” line, due to expenses arising from retirement benefits (CVM Deliberation 371/2000).
  the reduction in the “materials and supplies” line, reflecting the absence of provision for the purchase of capacity from UEG Araucária from July 2003 onwards. The gas purchases for UEG Araucária continues to be provisioned, with R$ 75.0 million being recorded in the first quarter of 2004.
  decrease in the line “energy purchased for resale” due to the contracts renegotiation with CIEN in August 2003, which led to a 50% reduction in the energy acquisitions. The main amounts recorded under this line are the following: R$ 100.1 million from ITAIPU, R$ 82.8 million from CIEN, R$ 10.6 million from Dona Francisca and R$ 16.1 million from Itiquira.
  the increase in “regulatory charges”, under which the following are booked: CCC – Fuel Consumption Account (R$ 43.8 million), financial compensation for the utilization of water resources (R$ 14.7 million), ANEEL’s Electric Power Services Oversight Fee (R$ 1.8 million), and CDE – Energy Development Account (R$ 20.5 million).
  The decrease in “other operating expenses” due to the reversion of provisions, as well as the reduction in insurance as the policy was not renewed for UEG Araucária.
(R$ thousand)

Operating Expenses	1st Quarter 2004	1st Quarter 2003	Change %

Personnel	96,349	84,363	14.2
Pension plan and other benefits	34,132	25,913	31.7
Materials and supplies	89,578	127,487	(29.7)
Third-party services	44,534	38,277	16.3
Electricity purchased for resale	231,267	309,771	(25.3)
Transmission of electricity purchased	4,165	4,132	0.8
Use of transmission grid	51,937	51,696	0.5
Depreciation and amortization	75,606	72,734	3.9
Regulatory charges	80,789	57,236	41.2
Other expenses	9,737	18,729	(48.0)

Total	718,094	790,338	(9.1)

EBITDA

EBITDA stood at R$ 237.1 million in the first quarter of 2004.

Financial Result

The financial income recorded in the first quarter of 2004 reflects, mainly, higher interest income and fees in the period and the reduction in monetary variations given the smaller changes in IGP-DI, index used to readjust the amounts under CRC transferred to State Government. Financial expenses include, mainly, exchange rate variations and the expenses related to the hedge transaction over the Eurobônus.

Operating Income

Copel’s operating income totaled R$ 142.0 million in the first quarter, against a loss of R$ 20.0 million in the same period of the previous year.

Non-Operating Result

The non-operating result was primarily a reflection of the net effect from the deactivation/sale of goods and rights from permanent assets.

Net Income

In the first quarter of 2004, Copel posted a net income of R$ 89.7 million. This result was influenced, basically, by the reduction in the discount granted to due costumers (average increase of 15% in retail tariffs from January 1, 2004 onwards), and the provision for gas for UEG Araucária.

Balance Sheet and Capex (Assets)

On 03.31.2004, Copel’s total assets amounted to R$ 9,221.3 million.

First quarter 2004 capex stood at R$ 54.8 million, of which R$ 2.7 million went to generation projects, R$ 13.1 million to transmission, R$ 31.7 million to distribution, R$ 7.3 million to telecommunications.

Balance Sheet (Liabilities)

As of the same date, Copel’s total debt amounted to R$ 1,806.8 million, with a debt-to-equity ratio of 36.5%.

Shareholders’ equity stood at R$ 4,947.9 million, 5.0% above of the amount registered in March 2003, and equivalent to R$ 18.08 per 1,000 shares.

Debt Profile

(R$ thousand)

Foreign Currency	Short-Term	Long-Term	Total

Eurobonus	17,842	436,290	454,132
BID	30,076	168,867	198,943
National Treasury	17,500	162,657	180,157
Eletrobrás	11	87	98
Banco do Brasil S/A	7,009	31,058	38,067

Total	72,438	798,959	871,397

Local Currency	Short-Term	Long-Term	Total

Eletrobrás	38,707	361,284	399,991
BNDES	5,256	3,910	9,166
Debentures	106,242	417,956	524,198
Others	812	1,230	2,042

Total	151,017	784,380	935,397

TOTAL	223,455	1,583,339	1,806,794

ADDITIONAL OPERATING INFORMATION

Main Operational and Financial Highlights

March 31, 2004

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	12
Number of automated step up substations:	10
Transforming capacity:	5,004 MVA

Transmission
Transmission lines:	7,038 km
Number of substations:	124
Number of automated substations:	124
Transforming capacity:	15,044 MVA

Distribution
Distribution lines:	165,565 km
Number of substations:	226
Number of automated substations:	169
Transforming capacity:	1,428 MVA
Served localities:	1,112
Served cities:	393
Number of consumers:	3,115,224
DEC (outage duration by consumer):	3:18 hours
FEC (outage frequency by consumer):	3.47 x

Telecom
OPGW optical cables:	3,290 km
Self-sustained optical cables:	1,712 km
Served cities:	81
Number of clients:	154

Administration
Number of employees:	6,375
Consumer/distribution branch employee:	690

Finance
Book Value per 1,000 shares:	R$ 18.08 / per 1,000 shares
EBITDA:	R$ 237.1 million
Liquidity (current ratio):	1.09

Average Tariffs as of March 2004 and 2003.

(R$/MWh)

Tariffs	Mar 2004	Mar 2003%
Retail	169.62	145.83	16.3
Supply to small power utilities	69.49	57.91	20.0
Itaipu (purchase) *	92.43	102.94	(10.2)

(*) Furnas transmission tariff included

Retail Tariffs

(R$/MWh)

Tariffs	Mar 2004	Mar 2003%
Residential	242.86	206.26	17.7
Industrial	122.30	105.45	16.0
Commercial	198.73	171.95	15.6
Rural	141.76	123.83	14.5
Other	147.66	127.42	15.9
Total Retail	169.62	145.83	16.3

Energy Flow(GWh)

Source	1st Quarter 2004
Own Generation	4,702
Energy Purchased	2,778
Itaipu	1,396
Ande	90
Cien	852
Auto producers	440

Copel's Total Available Power	7,480
State Demand	4,518
Retail	4,397
Wholesale	121
Free Customers	315
Initial Supply Contracts	18
Bilateral Contracts	1,043
Other	1,204
Losses	382

Main auto producers: Itiquira (234 GWh), Dona Francisca (161 GWh) and Foz do Chopim (35 GWh).

Main bilateral contracts: Elektro (244 GWh) and Celesc (668 GWh).

Shareholder Structure (millions of shares)

March 31, 2004

Milhões de ações/Millions of shares
ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED “A”	%	PNB PREFERRED “B”	%	TOTAL	%

ESTADO DO PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	28,211	22.0	66,510	24.3
CUSTÓDIA BOLSA (Free Float)	19,564	13.5	122	30.1	99,854	77.9	119,540	43.6
No Brasil	19,237	13.3	122	30.1	58,565	45.7	77,924	28.5
ADS's	328	0.2			41,289	32.2	41,617	15.2
OUTROS	609	0.4	283	69.9	154	0.1	1,046	0.4
TOTAL	145,031	100.0	405	100.0	128,219	100.0	273,655	100.0

FINANCIAL STATEMENTS - Copel

SUMMARIZED FINANCIAL STATEMENTS AS ON MARCH 31, 2004 Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	06/30/2003	09/30/2003	12/31/2003	03/31/2004	03/31/2003

Current
Cash in hand	366,028	501,055	348,881	345,337	229,703
Customers and distributors	640,212	653,653	698,282	737,474	633,362
Allowance for doubtfull accounts	(57,133)	(57,133)	(51,570)	(51,522)	(40,487)
Third-parties services, net	1,832	1,382	878	2,047	1,488
Dividends receivable	1,539	570	9,950	9,440	3,030
Services in progress	3,438	3,757	4,238	4,467	3,518
CRC transferred to State Government	81,978	99,668	123,885	112,353	63,990
Taxes and social contributions paid in advance	65,149	67,688	76,891	82,415	157,203
Material and supplies	16,438	17,214	27,189	23,867	16,401
Account for compensation of "Portion A"	-	30,939	59,463	109,408	3,964
Other	16,700	10,968	93,054	47,987	25,513

	1,136,181	1,329,761	1,391,141	1,423,273	1,097,685

Long-term assets
Customers and distributors	63,465	67,365	72,274	70,765	28,343
CRC transferred to State Government	897,190	904,096	912,441	932,700	908,858
Taxes and social contributions paid in advance	549,477	578,065	653,256	635,561	584,151
Judicial Deposits	105,792	107,957	112,385	121,809	101,561
Intercompany receivables	36,733	36,970	61,263	79,536	36,668
Account for compensation of "Portion A"	177,056	216,573	178,390	182,347	120,395
Other	58,723	58,076	72,612	72,445	61,162

	1,888,436	1,969,102	2,062,621	2,095,163	1,841,138

Permanent
Investments	529,739	494,644	455,702	455,383	524,504
Property, plant and equipment
In service	5,442,321	5,446,701	5,490,029	5,464,844	5,436,581
Construction in progress	473,172	465,993	463,372	466,111	503,726
( - ) Special liabilities	(657,312)	(669,403)	(677,523)	(683,448)	(641,845)
	5,258,181	5,243,291	5,275,878	5,247,507	5,298,462

	5,787,920	5,737,935	5,731,580	5,702,890	5,822,966

Total	8,812,537	9,036,798	9,185,342	9,221,326	8,761,789

SUMMARIZED FINANCIAL STATEMENTS AS ON MARCH 31, 2004 Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Liabilities and Shareholders' equity

	06/30/2003	09/30/2003	12/31/2003	03/31/2004	03/31/2003

Current
Loans and financing	112,337	115,358	108,499	117,214	139,138
Debentures	32,073	33,227	157,859	106,242	7,159
Suppliers	417,737	487,834	400,984	523,321	549,222
Taxes and social contributions	172,541	284,046	320,037	252,282	165,948
Interest on own capital	638	637	43,219	38,725	638
Accrued payroll costs	56,158	71,318	71,757	73,639	46,184
Pension plan and other post-retirement benefits	76,793	76,429	92,173	90,037	74,133
Regulatory charges	60,509	56,435	50,106	71,101	44,839
Customers and other	29,769	40,990	24,509	30,092	28,545

	958,555	1,166,274	1,269,143	1,302,653	1,055,806

Long-term liabilities
Loans and financing	1,213,246	1,205,582	1,186,492	1,165,382	1,366,763
Debentures	596,600	600,698	506,761	417,956	597,471
Suppliers	889	889	272,889	264,663	-
Pension plan and other post-retirement benefits	585,408	584,671	565,895	570,191	588,655
Swap operations	-	11,585	33,724	42,005	-
Taxes and social contributions	60,199	73,045	82,316	100,643	40,934
Intercompany receibables	-	-	-	-	-
Provision for contingencies	405,418	407,671	408,304	408,304	398,634
Regulatory charges	-	-	1,588	1,588	2,973
	2,861,760	2,884,141	3,057,969	2,970,732	2,995,430

Shareholders' equity
Capital stock	2,900,000	2,900,000	2,900,000	2,900,000	2,900,000
Capital reserves	817,292	817,292	817,293	817,293	817,293
Income reserves	1,274,930	1,269,091	1,140,937	1,230,648	993,260

	4,992,222	4,986,383	4,858,230	4,947,941	4,710,553

Total	8,812,537	9,036,798	9,185,342	9,221,326	8,761,789

Quarterly Income Statement

Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

				Consolidated

INCOME STATEMENT	2nd Q 2003	3rd Q 2003	4th Q 2003	03/31/2004	03/31/2003

Operating revenues
Electricity sales to final customers	913,234	897,504	1,014,201	1,102,278	911,534
Electricity sales to distributors	44,042	133,190	113,065	104,426	43,860
Use of transmission plant	16,520	31,259	37,914	43,560	26,425
Telecom revenues	8,144	7,438	8,790	9,500	7,840
Other revenues	14,732	14,475	13,485	15,206	21,790
	996,672	1,083,866	1,187,455	1,274,970	1,011,449

Deductions from operating revenues	(313,342)	(327,220)	(350,365)	(395,394)	(297,693)

Net operating revenues	683,330	756,646	837,090	879,576	713,756
Operating expenses
Payroll	89,347	97,388	129,205	96,349	84,363
Pension plan	26,163	26,299	27,815	34,132	25,913
Materials and supplies	(13,517)	60,982	76,454	89,578	127,487
Third-party services	38,618	39,182	53,240	44,534	38,277
Electricity purchase for resale	55,824	230,302	494,495	231,267	309,771
Transport of electricity capacity	4,611	4,774	4,193	4,165	4,132
Charges for the use of transmission grid	30,538	47,398	90,261	51,937	51,696
Depreciation and amortization	72,379	73,045	74,184	75,606	72,734
Regulatory charges	57,054	34,572	69,918	80,789	57,236
Other expenses	30,922	69,620	9,694	9,737	18,729
	391,939	683,562	1,029,459	718,094	790,338
Result of operations	291,391	73,084	(192,369)	161,482	(76,582)
Equity Investment	(1,966)	14,255	9,341	7,018	10,100
Financial income (expenses)
Financial income	63,764	75,890	89,395	76,992	93,571
Financial expenses	82,777	(105,506)	(106,069)	(103,461)	(47,081)
	146,541	(29,616)	(16,674)	(26,469)	46,490
Operating income (expenses)	435,966	57,723	(199,702)	142,031	(19,992)
Non-operating income (expenses)	(1,474)	(58,355)	40,799	(880)	(1,500)

Income (loss) before income tax	434,492	(632)	(158,903)	141,151	(21,492)
Income tax	(112,356)	(3,698)	51,419	(37,790)	4,396
Social contribution	(40,467)	(1,509)	18,316	(13,650)	1,571
	(152,823)	(5,207)	69,735	(51,440)	5,967

Net income (loss)	281,669	(5,839)	(89,168)	89,711	(15,525)

Earning per thousand shares	1.0293	(0.0213)	(0.3258)	0.3278	(0.0567)

FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com       copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
AS OF MARCH 31, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS	TELECOM	PAR

Current
Cash and equivalents	214,169	29,765	96,479	4,117	523
Customers and distributors	302,338	43,041	634,274	-	-
Third-parties services, net	1,589	68	-	2,767	-
Dividends receivable	-	-	-	-	9,440
Services in progress	595	1,791	601	-	231
CRC transferred to State Government	-	-	112,353	-	-
Taxes and social contributions paid in advance	19,534	18,272	92,022	3,931	1,464
Material and supplies	3	6,771	15,245	1,848	-
Account for compensation of "Portion A"	-	-	109,408	-	-
Other	7,564	4,560	21,369	790	7,517
	545,792	104,268	1,081,751	13,453	19,175
Long-term assets
Customers and distributors	35,754	-	35,011	-	-
CRC transferred to State Government	-	-	932,700	-	-
Taxes and social contributions paid in advance	46,188	40,540	373,340	11,618	4,854
Judicial Deposits	4,150	8,949	28,188	168	-
Intercompany receivables	263,355	54,646	-	-	42,142
Account for compensation of "Portion A"	-	-	182,347	-	-
Other	4,104	5,498	60,374	-	1,694
	353,551	109,633	1,611,960	11,786	48,690
Permanent
Investments	6,045	2,273	413	-	442,314
Property, plant and equipment	3,061,418	958,108	1,743,380	167,819	231
( - ) Special liabilities	-	(7,140)	(676,308)	-	-
	3,067,463	953,241	1,067,485	167,819	442,545

Total	3,966,806	1,167,142	3,761,196	193,058	510,410

Liabilities and Shareholders' equity	GER	TRA	DIS	TELECOM	PAR

Current
Loans and financing	79,879	19,235	18,100	-	-
Debentures	-	-	106,242	-	-
Suppliers	269,569	2,999	545,049	1,449	6
Taxes and social contributions	5,562	13,327	152,195	943	8
Interest on own capital	106,872	59,784	-	916	22,272
Accrued payroll costs	12,800	11,858	44,503	3,561	866
Pension plan and other post-retirement benefits	21,909	20,604	44,272	3,118	133
Regulatory charges	12,684	820	57,584	13	-
Customers and other	740	84	29,160	27	1
	510,015	128,711	997,105	10,027	23,286
Long-term liabilities
Loans and financing	905,443	121,957	137,983	-	-
Debentures	-	-	417,956	-	-
Suppliers	889	-	263,774	-	-
Pension plan and other post-retirement benefits	106,151	96,340	344,738	22,171	792
Swap operations	42,005	-	-	-	-
Taxes and social contributions	-	-	100,643	-	-
Intercompany receibables	-	-	151,390	50,305	124,532
Provision for contingencies	25,118	20,579	130,936	410	-
Regulatory charges	1,588	-	-	-	-
	1,081,194	238,876	1,547,420	72,886	125,324
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Income reserves	28,641	21,132	-	107	22,865
Income (loss)	8,024	26,434	(390,497)	(11,313)	8,217
	2,375,597	799,555	1,216,671	110,145	361,800

Total	3,966,806	1,167,142	3,761,196	193,058	510,410

SUMMARIZED FINANCIAL STATEMENTS
AS OF MARCH 31, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TELECOM	PAR

Operating revenues
Electricity sales to final customers	9,578	-	1,093,415	-	-
Electricity sales to distributors	246,138	-	41,231	-	-
Use of transmission plant	-	86,208	11,800	-	-
Telecom revenues	-	-	-	16,632	-
Equity Investment	3,977	561	10,821	-	-
Other revenues	(17,160)	(8,215)	(367,590)	(2,429)	-
Net operating revenues	242,533	78,554	789,677	14,203	-
Operating expenses
Payroll and pension plan	20,900	18,013	84,133	5,698	818
Materials and third-party services	90,677	4,066	44,640	1,824	61
Electricity purchase for resale	24,822	-	389,388	-	-
Charges for the use of transmission grid	10,601	-	99,949	-	-
Depreciation and amortization	25,277	9,122	35,266	5,931	11
Regulatory charges and other expenses	18,212	1,509	69,844	483	23
	190,489	32,710	723,220	13,936	913
Result of operations	52,044	45,844	66,457	267	(913)
Equity Investment	-	-	-	-	6,977
Financial income (expenses)
Financial income	8,846	2,163	61,633	410	2,733
Financial expenses	(46,719)	(5,867)	(40,749)	(174)	(570)
	(37,873)	(3,704)	20,884	236	2,163
Operating income (expenses)	14,171	42,140	87,341	503	8,227
Non-operating income (expenses)	189	(123)	(869)	(52)	-
Income (loss) before income tax	14,360	42,017	86,472	451	8,227
Income tax and social contribution	(6,336)	(15,583)	(32,952)	(309)	(10)
Net income (loss)	8,024	26,434	53,520	142	8,217

FIRST QUARTER 2004 EARNINGS CONFERENCE CALL

Presentation, in Portuguese, by Ronald Thadeu Ravedutti, CFO and Investor Relations Officer

Date & Time:	Tuesday, May 18, 2004 10:00 a.m. EST 11:00 a.m. (Brasília Time)

Number:	(55-11) 2101-1490

Access	Code: Copel

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.